[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION]

April 14, 2005

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-06
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Mr. Russell Mancuso
Mr. Tim Buchmiller

Re:	Celeritek, Inc.
Schedule 14A — Preliminary Proxy Statement
Filed March 21, 2005
File No. 000-23576

Ladies and Gentlemen:

     On behalf of Celeritek, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2005, relating to the above-referenced Preliminary Proxy Statement. The Company is concurrently filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”). For the convenience of the Staff, we are enclosing herewith marked copies of such Amendment No. 1. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.	Please clarify whether any of your proposals are conditioned upon the approval of any of your other proposals.

In response to the Staff’s comment, the Company has revised the disclosure in the proxy statement, where relevant, to clarify that Proposal Two (change to the Company’s corporate name) and Proposal Three (plan of dissolution) are each conditioned upon the approval by the shareholders of Proposal One (the sale of substantially all the Company’s assets to Mimix).

2.	Please file a form of your intended proxy card with your next amendment to your proxy statement.

The form of proxy card is included with Amendment No. 1.

Securities and Exchange Commission
April 14, 2005

3.	Where you mention your estimated range of the potential distribution throughout your document, please make clear, in the same context and with equal prominence, that the distribution could be as little as nothing.

In response to the Staff’s comments, the Company has revised the proxy statement to include, where relevant, a statement that the actual distribution amount may fall below the estimated range if the Company becomes subject to greater than anticipated liabilities. We respectfully advise the Staff that the Company believes that the likelihood of there being zero funds available for distribution is so small that a statement to that effect is not warranted. We have revised those portions of the disclosure under the section entitled “Factors to be Considered by Shareholders in Deciding Whether to Approve the Plan” beginning on page 27 that suggested that the distribution may be as little as nothing.

Questions and Answers about the Special Meeting — Page 1

Q: What vote is required to approve each of the proposals... — Page 2

4.	Please disclose the percentage of your outstanding shares of common stock, as of the record date for the special meeting, represented by the shares subject to the voting agreement.

In response to the Staff’s comment, the Company has revised the “Answer” on page 2 of the proxy statement to the question regarding required approval for the proposals to include the percentage of the Company’s outstanding shares of common stock, as of the record date for the special meeting, represented by the shares subject to voting agreements.

Proposal One

5.	Although we do not intend to conduct a full review of the financial statements in your filings at this time, it is unclear why you have not provided the financial information required by Schedule 14A Item 14. Please revise as appropriate.

We respectfully advise the Staff that the Company believes that it need not provide in the proxy statement the financial information called for by Item 14 of Schedule 14A. We note that Instruction 2(b) to Item 14 provides that in transactions in which only the security holders of the target are voting and in which the consideration offered to security holders consists wholly of cash, the information regarding the parties required by paragraphs (b)(8) — (11) and the information regarding the target required by paragraph (c)(2) of Item 14 need not be provided. In the proposed asset sale, only the Company’s shareholders are voting on the transaction, and the consideration being paid by Mimix consists wholly of cash. Therefore, the financial information regarding the Company and Mimix that would be called for by paragraphs (b)(8) — (11) of Item 14 and the financial information regarding the Company that would be called for by paragraph (c)(2) of Item 14 should not be required. (The requirements of paragraph (c)(1) of Item 14 are addressed in the response to comment number 6 below.) In any event, the Company’s shareholders can obtain

Securities and Exchange Commission
April 14, 2005

Company financial information from the Company’s publicly available filings with the Commission, as described in the proxy statement under the heading “Where You Can Find More Information” appearing on page 39. The Company has added to that section a statement that such filings may also be obtained from the Company’s website as well as an undertaking to provide to shareholders copies of such materials free of charge upon request.

6.	Provide the information required by Schedule 14A Item 14(c)(1) or demonstrate that financing is assured.

We respectfully advise the Staff that the Company and Mimix believe that the financial information with respect to Mimix called for by paragraph (c)(1) of Item 14 need not be provided in the proxy statement, in reliance on Instruction 2(b) to Item 14. The Company and Mimix do not believe that such information would be material to an informed voting decision by the Company’s shareholders because the consideration being offered by Mimix consists wholly of cash, and because Mimix’s ability to pay such cash consideration is assured. Mimix has represented in the asset purchase agreement that it has, or has access through its investors to, funds sufficient to pay the purchase price under the asset purchase agreement. Further, we advise the Staff that Mimix’s investors have entered into binding commitment letters for additional equity investments in Mimix to fund the purchase price under the asset purchase agreement. The total investment amount under these commitment letters exceeds the purchase price under the asset purchase agreement.

Summary Term Sheet — Page 5

Description of the Proposed Asset Sale — Page 5

7.	We note that the purchase price will be approximately $2.8 million in cash (subject to a purchase price adjustment). In an appropriate place in your proxy statement, please include a brief description of the adjustment mechanism to the purchase price.

In response to the Staff’s comment, the Company has revised the proxy statement to include a description of the purchase price adjustment mechanism.

Background of the Proposed Asset Sale — Page 7

8.	Please expand your discussion of the background of the proposed asset sale to include:

•	a brief discussion of the efforts the Board and your financial advisors or investment bankers, if any, made in identifying and pursuing other strategic alternatives available to your company;

•	a brief discussion of the alternative proposal from the other company considered by the Board and why the proposed transaction was a more favorable offer. Tell us the name of the other company and any relationships it or Mimix has or had with Celeritek or its affiliate; and

Securities and Exchange Commission
April 14, 2005

•	a brief discussion of the material differences between the revised letter of intent signed on February 28, 2005 and the memorandum of understanding sent by JMS to your Board on February 12, 2005, and the material differences, if any, between the revised letter of intent and the asset purchase agreement signed on March 14, 2005.

In response to the Staff’s comment, the Company has revised and expanded the “Background of the Asset Sale” portion of the proxy statement to address the points above.

9.	We note from page 10 that Mr. Husseini recused himself from this transaction due to discussions regarding his role. Disclose when those negotiations began, the terms being discussed, and the current status of the discussions.

In response to the Staff’s comment, the Company has provided additional disclosure regarding the discussions between Mimix and Mr. Husseini regarding his post-closing role with Mimix.

Our reasons for the Proposed Asset Sale — Page 9

10.	Substantially expand this section to summarize the analyses conducted by the Board in determining the value of the assets to be sold. Show how these analyses support the Board’s recommendation.

In response to the Staff’s comment, the Company has revised and expanded this section of the proxy statement.

11.	Balance your disclosure with a discussion of the negative implications of the transaction considered by the Board.

In response to the Staff’s comment, the Company has revised this section of the proxy statement to include a discussion of the negative factors considered by the board in its evaluation of the proposed asset sale.

12.	Expand this section to include all material factors considered by the Board, and revise the last paragraph to remove any implication that you have omitted material factors.

In response to the Staff’s comment, the Company has revised this portion of the proxy statement to remove any implication that material factors considered by the board may have been omitted.

Interests of Our Directors and Executive Officers in the Proposed Asset Sale — Page 10

13.	Please quantify the amounts that each director and officer could receive as a result of the transactions, including any amounts to be received as a result of lump sum payments or related to options, etc.

Securities and Exchange Commission
April 14, 2005

In response to the Staff’s comment, the Company has expanded this section of the proxy statement to include information regarding the equity ownership of the Company’s directors and officers and to include actual amounts that may become payable to the two executive officers under the change of control agreements.

14. Disclose the terms of the non-competition agreement mentioned in the last paragraph.

In response to the Staff’s comment, the Company has revised the disclosure in this section to include a description of the non-competition agreement.

Accounting Treatment — Page 11

15.	Please expand your disclosure to explain why the sales price is less than the book value of the assets to be sold.

In response to the Staff’s comments, we have revised the discussion in this section (and the corresponding portion of the summary) to more accurately describe the accounting treatment of the sale of assets.

Proposal Three

Liquidating Distributions: Nature; Amount; Timing — Page 25

16.	Please disclose the amount of the currently contemplated initial distribution.

In response to the Staff’s comment, the Company has revised the disclosure in this section of the proxy statement to disclose that the initial distribution is expected to be in the low range of the range provided for total distributions to shareholders.

Estimated Distributions to Shareholders — Page 26

17.	Please identify what your “strategic investment” represents (e.g., clarify whether or not the strategic investment represents your interest in NewGen Telecom Co., Ltd.). In an appropriate place in your proxy statement, please describe the efforts you have made in, and your anticipated plans regarding, liquidating this investment.

In response to the Staff’s comment, the Company has revised the proxy statement to provide additional disclosure regarding the Company’s investment in NewGen Telecom.

Sales of our Assets — Page 27

18.	Please provide us a legal analysis demonstrating whether applicable law permits you to sell your remaining assets without additional shareholder vote.

Securities and Exchange Commission
April 14, 2005

Under California corporate law, a corporation that has properly commenced dissolution proceedings may sell all or substantially all of its remaining assets without further approval from its shareholders. Pursuant to Section 1900(a) of the California Corporations Code, a corporation may elect to wind up and dissolve by the vote of shareholders holding shares representing 50 percent or more of the voting power. Dissolution proceedings are deemed to commence with respect to the corporation upon obtaining such shareholder vote, and upon the filing of a certificate of election with the California Secretary of State. Section 2001(g) of the California Corporations Code grants to the directors and officers of a corporation that has commenced dissolution proceedings the power to sell all or any part of the remaining assets of such corporation without compliance with Section 1001 of the California Corporations Code, which otherwise governs the sale by a corporation of all or substantially all its assets and which would otherwise require shareholder approval of such a transaction.

Pursuant to Proposal Three described in the proxy statement, the Company will solicit the approval of the holders of at least a majority of its outstanding shares of common stock of the proposed plan of dissolution. If such approval is obtained, and if the asset sale to Mimix is consummated, the Company will file the certificate of election to dissolve with the California Secretary of State. The Company’s board of directors and officers will thereafter have the power, by virtue of Section 2001(g) of the California Corporations Code, to sell all of the Company’s remaining assets without further shareholder approval.

Final Record Date — Page 29

19.	Clearly distinguish between the record date for your shareholders’ meeting and the “final record date” for the purposes of this subsection.

In response to the Staff’s comment, the Company has revised the disclosure in this section of the proxy statement to clearly distinguish between the record date for the special meeting and the final record date.

Share Ownership — Page 32

20.	Given the irrevocable proxy mentioned in the third bullet point under “Voting Agreements” on page 20, it appears that Mimix should be included in the table. Please revise or advise.

In response to the Staff’s comments, the Company has revised the share ownership table to reflect Mimix’s beneficial ownership of the Company’s common stock.

*      *      *

Securities and Exchange Commission
April 14, 2005

In response to the Staff’s comments, the Company further acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the Staff have any additional comments or questions, please direct them to me or to Jack Sheridan or Page Mailliard of this office. We can be reached at (650) 493-9300.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Stephen M. Welles
Stephen M. Welles

cc:	Celeritek, Inc.
Tamer Husseini, Chief Executive Officer
Margaret Smith, Chief Financial Officer

Wilson Sonsini Goodrich & Rosati, P.C.
Page Mailliard, Esq.
John T. Sheridan, Esq.